OTC LINK LLC
(A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
(SEC ID No. 8-68596)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3) under
the Securities Exchange Act of 1934
as a Public Document.

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-68596 |

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/21 _____ AND ENDING 12/31/21 _____

                                              MM/DD/YY                                        MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OTC Link LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer     ☐ Security-based swap dealer     ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Vesey Street, 12th Floor

                                           (No. and Street)

| New York | NY | 10282 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeff(Yongxiang) Jin | 212-896-4463 | jeff@otcmarkets.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

                              (Name – if individual, state last, first, and middle name)

| 30 Rockefeller Plaza | New York | NY | 10112 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |
| --- | --- |
| **FOR OFFICIAL USE ONLY** | |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Yongxiang Jin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTC Link LLC _____, as of 12/31 _____, 2021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DONDRE STEVEN PERRY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01PE6368561
Qualified in New York County
My Commission Expires 12|15|2025.

_____
Notary Public

Signature: _____

Title: _____
Chief Financial Officer and Financial and Operations Principal

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**Deloitte.**

**Deloitte & Touche LLP**
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Audit Committee of OTC Markets Group Inc. and the Member of OTC Link LLC:

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of OTC Link LLC (the "Company") (a wholly-owned subsidiary of OTC Markets Group Inc. ("Parent")) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

**Emphasis of Matter**

As described in Note 3, the accompanying financial statement includes significant transactions with its Parent and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. Our opinion is not modified with respect to this matter.

*Deloitte & Touche LLP*

March 4, 2022

We have served as the Company's auditor since 2012.

# OTC LINK LLC
## (A WHOLLY-OWNED SUBSIDIARY OF OTC MARKETS GROUP INC.)
### Statement of Financial Condition
### As of December 31, 2021
**(in thousands)**

| Assets | | |
|---|---|---|
| Cash | $ | 7,769 |
| Accounts receivable from subscribers, net of allowance for credit losses of $55 | | 2,122 |
| Due from affiliates | | 8 |
| Other assets | | 25 |
| Restricted cash | | 503 |
| **Total Assets** | $ | 10,427 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable | $ | 344 |
| Accrued expenses and other liabilities | | 1,574 |
| Due to affiliates | | 904 |
| Deferred revenue | | 398 |
| **Total Liabilities** | | 3,220 |
| | | |
| **Member's Equity** | | 7,207 |
| | | |
| **Total Liabilities and Member's Equity** | $ | 10,427 |

See accompanying notes to statement of financial condition

**NOTE 1.  DESCRIPTION OF BUSINESS**

*Overview*

OTC Link LLC (the "Company") is a wholly owned subsidiary of OTC Markets Group Inc. ("OTC Markets Group" or the "Member").  The Company is a Financial Industry Regulatory Authority, Inc. ("FINRA") member broker-dealer and operates OTC Link ATS, OTC Link ECN, and OTC Link NQB, each a Securities and Exchange Commission ("SEC") regulated Alternative Trading System ("ATS").  OTC Link LLC provides regulated quotation, messaging, trade execution and reporting services to broker-dealers. By offering multiple market models, control of trades and choice of counterparties, broker-dealer subscribers can efficiently provide best execution, attract order flow, and comply with FINRA and SEC regulations.  OTC Link ATS operates as a Qualified Interdealer Quotation System ("Qualified IDQS") as defined in Securities Exchange Act Rule 15c2-11 ("Rule 15c2-11").  OTC Link ECN operates as an Electronic Communication Network ("ECN").  OTC Link NQB, which launched during the third quarter of 2021, operates as a fully attributable IDQS.  Accordingly, OTC Link LLC, OTC Link ATS, OTC Link ECN, and OTC Link NQB are subject to the direct regulatory oversight of the SEC and FINRA.

OTC Link ATS offers a fully-attributable, network-based model for quoting and facilitating transactions in over-the-counter equity securities and serves a diverse community of FINRA member broker-dealers that operate as market makers, agency brokers and ATSs, including ECNs.  OTC Link ATS consolidates broker-dealer quotations, delivers trade messages and allows subscribers to execute or negotiate trades with known counterparties.  Unlike traditional exchanges and matching engines, OTC Link ATS is not an intermediary.

In respect of its OTC Link ATS business, FINRA has granted the Company an exemption from equity trade reporting obligations and similar obligations for Trade Reporting and Compliance Engine eligible securities under FINRA Rules 6183, 6625, and 6731, provided the Company continues to meet the criteria specified in those Rules.

OTC Link ECN functions as a centralized matching engine and router for certain over-the-counter securities by providing subscribers with anonymous order matching functionality.  OTC Link NQB operates as a fully attributable IDQS and a centralized matching engine, allowing distribution of depth-of-book market data.  OTC Link ECN and OTC Link NQB act as the executing party on an agency basis in relation to all transactions executed on these platforms.  When orders do not match internally on OTC Link ECN or OTC Link NQB, they are routed to other market destinations.

Pursuant to applicable FINRA rules, OTC Link ECN and OTC Link NQB submit trade reports to FINRA's OTC Reporting Facility.  All transactions executed on OTC Link ECN and OTC Link NQB are cleared and settled pursuant to a clearing agreement with Apex Clearing Corporation.

The Company has not engaged in any of the following activities:

- Carrying securities accounts for clients;

- Receiving or holding securities or funds of clients; or

- Acting as an "investment adviser" (e.g., regularly advising clients, for a fee, as to the desirability of purchasing or selling portfolio securities).

## NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*

The accompanying statement of financial condition and the related notes (collectively referred to as the "financial statement") is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

*Use of Estimates*

The preparation of this statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for credit losses.  Actual results could differ from management's estimates.

*Cash*

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

*Restricted Cash*

Restricted Cash is comprised of cash held at clearing organizations as collateral against obligations of the Company arising from the Company's clearing agreements.  This collateral must be held for the term of those agreements and for up to thirty days from termination of same.

*Allowance for Credit Losses*

The allowance for credit losses is maintained at a level that management believes to be sufficient to absorb probable losses among all subscribers.  The allowance is based on several factors, including a continuous assessment of the collectability of subscriber accounts.  When it is known that a specific customer will not meet its financial obligations, management will reduce the receivable balance to the amount that is expected to be collected.

*Income Taxes*

The Company is a single member limited liability company, therefore no provision for federal or state income taxes is included in the accompanying statement of financial condition.  OTC Markets Group is responsible for such taxes based on its share of the Company's income.

*Fair Value*

Cash, restricted cash, accounts receivable, accounts payable and accrued expenses and other liabilities are measured at carrying value, which approximates fair value due to the short term nature of these balances.

## NOTE 3.  RELATED PARTY TRANSACTIONS

Pursuant to an agreement between the Company and the Member, effective June 1, 2012, and amended February 23, 2022 (the "Service Agreement"), OTC Markets Group provides the following services to the Company:

a.   Use of office space including all necessary furniture, office equipment, data processing and communication equipment;

b.   All communication services, postage, office supplies;

c.  General and administrative support services and equipment as may be necessary for the Company to conduct its business;

d.  Payment of compensation and benefits, which includes salaries, bonuses, and equity awards, and related costs of all support services personnel performing duties on behalf of the Company, including but not limited to technology support and development, accounting, and other support services; and

e.  Bookkeeping services, such as payment of approved expenses and collection of receivables.

Throughout the year, an allocation of costs to support the Company's business, with no mark-up in price, is made to the Company by OTC Markets Group pursuant to the Service Agreement.  The Service Agreement allocates costs to the Company that approximate the costs the Company would incur operating as an independent company, however the statement of financial condition may not be indicative of the Company's future performance and it is possible that the Company's financial position would have been different had the Company operated as an independent company during the period presented.  To the extent that an asset or liability is directly associated with the Company, it is reflected in the accompanying statement of financial condition.

The Company has recorded a $8 receivable from affiliates for OTC Link accounts receivable from subscribers collected by the Member and a $904 payable to affiliates for fees for the services described above as of December 31, 2021 that is included in *due to/due from affiliates* in the accompanying statement of financial condition.

## NOTE 4.  NET CAPITAL REGULATORY REQUIREMENTS

The Company is subject to the SEC's Rule 15c3-1, which requires the maintenance of minimum net capital to be the greater of $5 or 6⅔% of aggregate indebtedness.  As of December 31, 2021  the Company had net capital of $5,052, which is $4,837 in excess of its minimum net capital requirement of $215.

The Company periodically makes equity distributions to the Member.  These distributions are subject to certain notification and other provisions of the net capital rules of the SEC.

During 2021, the Company made seven equity distributions to the Member, $400 in April, $500 in May, $900 in each of June, July, and August, $700 in September, and $500 in November.

## NOTE 5.  COMMITMENTS AND CONTINGENCIES

There are no current, past, pending or threatened legal proceedings or administrative actions either by or against the Company that could have a material effect on its business, financial condition or operations.  The Company is not a party to any past or pending trading suspensions by a securities regulator.

## NOTE 6. COVID-19

Considerable uncertainty remains regarding the COVID-19 pandemic and its potential impact on global, regional and national economic conditions.  The pandemic did not have an adverse effect on the Company's financial condition during 2021; however, it is possible that it could have an adverse effect on the Company's future business and financial condition.

**NOTE 7.  SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through March 4, 2022, the date the financial statement was issued.

On January 28, 2022, the Company made an equity distribution to the Member of $700.

\* \* \* \* \* \*